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FOR IMMEDIATE RELEASE
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                                   Contact:     Anthony Spiro
                                                Tomkins PLC
                                                011-44-181-871-4544

                                                Brian J. Rafferty
                                                Taylor Rafferty Associates
                                                212-889-4350


London, April 22, 1997 -- Tomkins PLC (NYSE: TKS), is pleased to announce that on April 21 it received notice that its offer for Stant Corporation (NASDAQ: STNT), announced on April 9, had been granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. This applies to the pending cash tender offer by Tomkins' wholly owned subsidiary E&W Acquisition Corp. to purchase all outstanding shares of common stock of Stant Corporation at $21.50 per share. The offer closes on May 8 and Tomkins expects to assume control of Stant shortly thereafter.

Tomkins comprises a broad range of low-risk technology manufacturing companies. Tomkins' US interests include The Gates Rubber Company,
Denver, CO, the world's leading manufacturer of power transmission belts and a major producer of hose and connector products. Other interests include, Murray, Inc., Brentwood, TN, one of the leading US producers of power lawnmowers, snow blowers and bicycles; Red Wing Corporation, Fredonia, NY, the largest US manufacturer of private label grocery products; Smith
& Wesson Corporation, Springfield, MA, manufacturer of handguns, handcuffs and the Identi-Kit system; and Tomkins Industries, Dayton, OH, a leading manufacturer of components for residential, commercial, and industrial buildings, materials handling and the transportation industry.

Tomkins shares trade in the US in ADR form (each equal to four ordinary shares) on the New York Stock Exchange under the symbol TKS; its ordinary shares are listed on the London Stock Exchange.